EXHIBIT 16

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements included under Item 4.01 of Form 8-K dated March 22, 2007 filed by Broadcaster, Inc., and we agree with such statements, except that we are not in a position to agree or disagree with the statement that the change was approved by the audit committee of the board of directors.

Very truly yours,